UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GE Vernova Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-41966
(State or other jurisdiction of incorporation)	(Commission File Number)

58 Charles Street, Cambridge, MA	02141
(Address of principal executive offices)	(Zip code)

Rachel Gonzalez	(617) 674-7555
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended _____.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of the General Electric Company 2023 Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.gevernova.com/sustainability/reports-policies. GE Vernova Inc. (the Company), a Delaware corporation, completed its separation from General Electric Company (GE), which is now known as GE Aerospace, on April 2, 2024 (the Spin-Off). Prior to the Spin-Off, the Company was wholly owned by GE and its business and operations were a part of GE.
Item 1.02    Exhibit
The General Electric Company 2023 Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01    Resource Extraction Issuer Disclosure and Report
Not applicable.

SECTION 3 – EXHIBITS
Item 3.01    Exhibits
Exhibit 1.01 – General Electric Company 2023 Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GE Vernova Inc.
(Registrant)

By:	/s/ Rachel Gonzalez	May 31, 2024
	Rachel Gonzalez	(Date)
General Counsel